November 4, 2019

Thomas DiVittoro
Chief Financial Officer
Genesis Healthcare, Inc.
101 East State Street
Kennett Square, PA 19348

       Re: Genesis Healthcare, Inc.
           Form 10-K for the year ended December 31, 2018
           Filed March 18, 2019
           File Number 1-33459

Dear Mr. DiVittoro:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences